Hiveskill LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2022	Year Ended December 31, 2021
Revenue	$ -	$ 100
Expenses:		
Contract labor	46,266	10,000
Bank fees & service charges	115	90
Marketing	36,367	-
Software	10,575	-
Total expenses	93,323	10,090
Net income	$ (93,323)	$ (9,990)